Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                 Commission File No. 000-26035
                                                    General Motors Corporation
                                                 Commission File No. 001-00143

News Corporation
News Release

For Immediate Release
Contact: Andrew Butcher 212-852-7070

Bruce Churchill to Leave STAR for Executive Role in Hughes Transition Team
______________________


NEW YORK, NY, May 29, 2003 - News Corporation today announced that Bruce Churchill, President and Chief Operating Officer of STAR Group Limited, will leave STAR to join the team of executives overseeing News Corporation's 34 percent acquisition and future operation of Hughes Electronics. As a member of the Hughes transition team - and, subsequent to the completion of the acquisition, in a senior executive capacity - Mr. Churchill will be responsible for a variety of initiatives, including the creation and implementation of a long-term business plan for the Company's Latin American operations.

News Corporation's acquisition of the 34 percent stake in Hughes is expected to be finalized by the close of the current calendar year or the first quarter of 2004.

Mr. Churchill has served as Chief Operating Officer of STAR, News
Corporation's pan-Asian satellite television service, since May 2000.

Commenting on the announcement, Chase Carey, a Director of News Corporation and the future President and Chief Executive Officer of Hughes, said: "Bruce has played an extremely valuable role for News Corporation - not only in his hands-on capacity in Asia but as an advisor on the Company's pay-television operations worldwide. Over the past seven years, as he has demonstrated his business-building expertise across the complex and diverse markets of STAR, Bruce has proven himself an ideal executive to help us engineer the long-term growth and success of Hughes. We greatly look forward to his joining the team."

James Murdoch, Chairman and Chief Executive of STAR, said: "Bruce has been a keen and innovative leader of STAR. He has helped to guide virtually every aspect of our operations as we have grown from a fledgling television service into one of Asia's largest diversified media companies - and a platform reaching more than 53 countries in eight languages. His achievements at this company are indelible, and we are sorry to see him go. However, I have no doubt that his obvious talents will be as invaluable to Hughes' businesses as they have been to STAR."

Mr. Churchill commented: "It's been an exciting seven years at STAR. I am really proud of the business we have built and the team we have running it; and I know that under James's leadership, STAR will continue to flourish. I am looking forward to the challenges at Hughes and the opportunity to work in new markets such as the U.S. and Latin America."

Mr. Churchill has served as President and Chief Operating Officer at STAR for the past three years. Previously he served as STAR's Deputy Chief Executive Officer, a position he had held since 1996. Prior to joining STAR, Mr. Churchill was Senior Vice President of Finance at Fox Television, where he managed financial, corporate development and administrative functions for the FOX Broadcasting Company, Fox Television Stations, FX and Twentieth Television's domestic syndication.

Before he joined Fox, Mr. Churchill served for a year as Senior Vice President at Paramount Technology Group, following four years as Vice President of Strategic Planning at Paramount Pictures.


The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of March 31, 2003 of approximately US$42 billion and total annual revenues of approximately US$17 billion. News Corporation is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.


For more information, please visit www.newscorp.com.

                                     * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, The News Corporation Limited ("News Corp."), General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's Internet web site at www.sec.gov. The documents may also be obtained free of charge by directing such request to:
News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations. Such documents are not currently available.